

August 2, 2022

Deborah Thomas
Chief Financial Officer
Hasbro, Inc.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

Re: Hasbro, Inc.
Form 10-K for Fiscal Year Ended December 26, 2021
Response Dated July 15, 2022
File No. 001-06682

Dear Ms. Thomas:

We have reviewed your July 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 1, 2022 letter.

Response Dated July 15, 2022

Risk Factors, page 28

1. We note your response to prior comment two regarding transition risks related to climate change. Please clearly describe the specific transition risks you have considered, including those identified in our comment, and provide additional detail regarding their material effects, such as those mentioned in your response (*i.e.*, increased energy costs, increased compliance costs for climate-related reporting requirements, etc.), along with support for your determination of materiality for purposes of disclosure.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations , page 44</u>

2.   Your note your response to prior comment four. Please provide us with additional information explaining how you considered providing disclosure regarding the Extended Producer Responsibility (EPR) schemes described in your response, including in the context of measures you are taking to change your packaging.

3.   We note your response to prior comment five and reissue in part. Please provide quantitative information for any known future capital expenditures for climate-related projects.

4.   Your response to prior comment six states that you reviewed historical and current sales data and consumer insights to determine what trends may be connected to climate-related matters. Please further address the following:

   •   Tell us more about the trends you identified that may be connected to climate-related matters in the context of the individual items noted in our prior comment (*i.e.*, explain how you determined whether changes in demand or competition for your products are due to climate-related factors).

   •   Tell us how you considered providing disclosure regarding demand from customers who want products that have a lower environmental impact or are otherwise sustainably produced.

   •   Clarify whether and how the packaging and product goals described in your response are related to changes in demand and competition for goods that result in lower greenhouse gas emissions, are not derived from carbon-based sources, and/or are produced using alternative energy sources.

   •   Tell us how you considered providing disclosure regarding reputational risks other than potential reputational damage if you fall short in achieving your sustainability goals, for instance in relation to emissions from the manufacturing activities that produce your products.

5.   We note your response to prior comment seven and reissue in part. Please discuss the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers, including your manufacturers.

6.   Your response to prior comment nine indicates that you purchased carbon offsets to address the small percentage of Scope 2 emissions where renewable energy credits were not available. Please provide us with quantitative information regarding your purchases of renewable energy credits for each of the last three fiscal years and amounts budgeted for future periods. Provide your analysis as to the materiality of the effects these purchases have had on your business, financial condition, and results of operations.

   Please contact Erin Donahue at 202-551-6063 or Jennifer Angelini at 202-551-3047 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing